

November 24, 2010

Bill Glaser
Chairman and Chief Executive Officer
Awesome Living, Inc.
9595 Wilshire Blvd., Suite 900
Beverly Hills, CA 90212

> **Re: Awesome Living, Inc.**
> **Amendment No. 1 to**
> **Form 10-12G**
> **Filed November 9, 2010**
> **File No. 000-54119**

Dear Mr. Glaser:

We have received your response to our prior comment letter to you dated October 12, 2010, and we have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Exhibit 99.1

General

1. While we note your response to our prior comment three, it does not appear that there is a valid business purpose for the spin-off. Accordingly, please register the spin-off under the Securities Act of 1933.

2. In this regard, please confirm your understanding that, pursuant to Rule 144(i) of the Securities Act, Rule 144 is not available for the resale of the securities of Innolog Holdings Corporation until the requirements of Rule 144(i)(2) have been satisfied.

3. We note your response to our prior comment four and reissue in part. Please revise references to "Innolog" and "Innolog Holdings Corporation" throughout your information statement to more clearly identify each of the entities at different stages of the past merger transaction and proposed spin-off transaction.

4. Additionally, please reconcile your statement on page two that you refer to uKarma Corporation prior to August 18, 2010 as "uKarma" with your statements throughout that you plan to make the distribution to holders of "Innolog" stock as of the August 12, 2010 record date.

5. Please revise to clarify throughout who currently owns Awesome Living common stock. You state on page two that you are a wholly owned subsidiary of Innolog and on page 27 that Innolog currently owns all of your outstanding shares of common stock. However you state on page 14 that there were three shareholders of record as of November 9, 2010, and on page 27 you discuss stock grants made on September 13, 2010.

Summary, page 5

Our Business, page 5

6. We note your response to our prior comment nine. Please advise as to how the accumulated deficit is related to the parent company and will not carry over to Awesome Living given that the assets and liabilities of uKarma's health and wellness business were transferred into Awesome Living on August 9, 2010.

7. Additionally, please revise this section to disclose your monthly burn rate and the month you will run of funds without the addition of capital.

Corporate Information and Structure, page 6

8. We note your response to our prior comment ten. While we note your disclosure that you expect the website www.awesomeliving.com will be complete by November 15, 2010, the website still appears to be under construction. Please advise.

Risk Factors, page 7

Our historical financial information, page 8

9. We note your response to our prior comment 12. Please revise to quantify the expected costs you will initially incur as a newly reporting company, or advise.

The Spin-Off, page 13

10. We note your response to our prior comment 16. Please explain to us why raising capital is listed as a reason for both the merger and the spin-off.

11. We note your response to our prior comment 17 and reissue in part. Please advise as to how the second and third bullets in this section create a significant opportunity and benefit as the merger of uKarma Corporation and Innolog Holdings Corporation only occurred on August 18, 2010 and the board of directors of Innolog approved the spin-off on August 10, 2010.

Our Business, page 20

12. We note your response to our prior comment 20. Please revise throughout the section to indicate the status of the initiatives discussed. While you often discuss milestones to be achieved before executing an initiative, it is not clear what preparatory steps, if any, you have taken for each initiative.

13. Please revise your disclosure to discuss your current relationship with Eric Paskel and to balance references to Mr. Paskel to state, if true, that the consulting agreement with Mr. Paskel has ended and Mr. Paskel no longer has obligations to you under the agreement. Please also advise how Mr. Paskel's appearance on "The Amazing Race" was a TV opportunity for your business.

Planned Products and Services, page 20

Fitness and Relationship-oriented DVDs, page 20

14. Please revise the last sentence in the first paragraph under this heading to discuss what is meant by your direct response marketing initiatives, to quantify the "necessary financing" and to discuss how you plan to obtain such financing.

Planned Distributions and Sales, page 21

15. Please revise your disclosure to state when you anticipate you will be in a capital position to continue to edit and test market your infomercial.

Management, page 23

16. We note your response to our prior comment 27. Please revise this section so that the dates listed in the table on page 23 match the dates in the paragraphs that follow.

17. Additionally please revise the background discussion for Mr. Tannous to discuss the dates he served as director and CFO at Health Sciences Group, Inc. Additionally please balance reference to the peak market capitalization of Health Sciences Group, Inc. to discuss the market capitalization when Mr. Tannous left the company.

18. We note your response to our prior comment 28. Please state, if known, approximately how far "in the future" after the spin-off you intend to form audit and compensation committees and add independent directors.

Recent Sales of Unregistered Securities, page 27

19. Please revise this section to state briefly the facts relied upon to make the exemption from registration available. Refer to Item 701 of Regulation S-K.

Where You Can Find More Information, page 29

20. Please revise the second paragraph of this section to clarify that you are currently subject to the information and reporting requirements of the Exchange Act.

21. We note the first sentence of the fourth paragraph of this section. Please revise to clarify what information you may refer to that is not contained in the information statement. Alternatively, please delete this statement.

Part II

Exhibit 10.4

22. We note that the Amended and Restated Merger Agreement filed as Exhibit 10.4 to your registration statement does not include all of the schedules and exhibits to the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile your Amended and Restated Merger Agreement so that it includes all attachments, schedule and exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Jamie Kim
        Fax: (310) 208-1154